UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

                                KOSS CORPORATION

(Exact name of registrant as specified in its charter)

              Delaware                                  0-3295                                              39-1168275

   (State or other jurisdiction  (Commission  (IRS Employer

       of incorporation)   File Number)            Identification No.)

    4129 North Port Washington Avenue, Milwaukee, Wisconsin          53212

(Address of principal executive offices)         (Zip Code)

Kim M. Schulte

Chief Financial Officer and Principal Accounting Officer

                 414-964-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

_X_  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

___  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

Section 1 - Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

This Form SD of Koss Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2022 to December 31, 2022. The Rule imposes certain reporting obligations on Securities and Exchange Commission registrants for which conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant. Conflict minerals are defined as cassiterite, columbite-tantalite (coltan), wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

As required by the Rule, the Company undertook an analysis of the products it manufactures or contracts to manufacture to determine if any of the conflict minerals were necessary to the products’ functionality or production. The Company concluded that certain products it contracts to manufacture contain one or more of the conflict minerals. Accordingly, as required by the Rule, the Company conducted a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals which was designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (a “Covered Country”) or are from recycled or scrap sources, as defined in the Rule. To this end, the Company identified each supplier of the material containing a conflict mineral and requested them to complete the RMI Conflict Minerals Reporting Template Revision 6.1 (“CMRT”) in support of certification that the conflict minerals in those materials did not originate in a Covered Country.  The CMRT is published by the Responsible Minerals Initiative (“RMI”), one of the programs of the Responsible Business Alliance.  The CMRT includes questions regarding a supplier’s conflict-free policy, engagement with its direct upstream suppliers, and a listing of the smelters the supplier and its upstream suppliers use.

Seven suppliers were contacted as part of our due diligence and asked to complete the CMRT.  Based on the responses by the suppliers, four reported that the smelters in their supply chain source the 3TG from the Covered Countries. The other three suppliers reported that the smelters in their supply chain do not source the 3TG from the Covered Countries.  There were twenty different smelters or refiners identified as the origin of 3TG materials used in our products.  Of those, eighteen were found to be “conformant” to the Responsible Minerals Assurance Process (“RMAP”), as published by the RMI, which means that the smelter has successfully passed an audit by the RMAP process.  Of those conformant, eleven smelters have a “re-audit in process” and RMI considered those smelters as conformant to the standards set forth within the RMAP audit protocol. One Tin smelter is included on the conformant list however, based on the assessment cycle, is due for a re-assessment which is not currently indicated as being in process. We  cannot be certain of the origin of the Conflict Minerals used by two smelters or entities,  as they are not listed as RMAP-conformant smelters. Finally, one additional supplier has provided a very small amount of material which was deemed necessary to the production and functionality of one product.  The sourcing of any 3TG within this material is indeterminable as the material was purchased from a supplier that used obsolete parts for which a country of origin cannot be determined.  Such material comprises significantly less than 1% of the material cost for such product.

This information is publicly available on the Company’s website at www.koss.com/support/supply-chain under "Conflict Minerals Disclosure and Report".

Item 1.02 Exhibit

None

Section 2 - Exhibits

Item 2.01

Not applicable.

Section 3 - Exhibits

Item 3.01

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOSS CORPORATION

By:  /s/  Kim M. SchulteDate:  May 18, 2023

Kim M. Schulte

Chief Financial Officer

Principal Accounting Officer